Mail Stop 3561 November 2, 2006

Michael J. Newsome
Chief Executive Officer and Chairman
Hibbett Sporting Goods, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

      Re: Hibbett Sporting Goods, Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2006
              Filed April 13, 2006
              Response dated August 4, 2006
              File No. 0-20969

Dear Mr. Newsome:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Fiscal 2006 Compared to Fiscal 2005, page 16</u>

1. We note your response to comment 3 in our letter dated July 7, 2006. In future filings please expand the comparable stores disclosure to include the pertinent details contained in your response and specifically state if you include or exclude Sports & Co. superstores from the comparable store data and your basis in doing so. Please also clarify if comparable stores net sales data reflects stores open for the entire current and prior fiscal years, as applicable. In your response please provide an example of your revised disclosure.

Consolidated Statements of Cash Flows, page 28

2. We note your response to comment 5 in our letter dated July 7, 2006. Please expand your accounting policy to disclose cash and allowances received from landlords, state the amounts received or that amounts are immaterial within the context of Staff Accounting Bulletin No. 99, as applicable. In your response please provide an example of your revised disclosure.

Notes to Consolidated Financial Statements, page 30

1. Basis of Presentation and Summary of Significant Accounting Policies, page 30

3. We note your response to comment 6 in our letter dated July 7, 2006. Please expand your accounting policy and disclose the current presentation for amounts due from credit and debit cards and electronic benefit transfer transactions, state the amounts received or that amounts are immaterial within the context of Staff Accounting Bulletin No. 99, as applicable. In your response please provide an example of your revised disclosure.

Reportable Segments, page 30

4. We note your response to comment 7 in our letter dated July 7, 2006. Please confirm that none of the three store formats stated in your letter dated August 4, 2006, meets any of the quantitative thresholds listed in paragraph 18 of SFAS No. 131.

5. We note your response to comment 8 in our letter dated July 7, 2006. In addition to disclosing it is impracticable to provide GAAP net sales by product category, please revise MD&A to explain that product category disclosures discuss unit rather than monetary sales information as it is impracticable to compile GAAP financial information by product category. In your response please provide an example of your revised disclosure.

9. Property and Equipment, page 32

6. We note your response to comment 9 in our letter dated July 7, 2006. Please confirm that you will further clarify the proposed disclosure to plainly state that the average store lease term is increasing and quantify the lease terms and reporting periods, as applicable.

Revenue Recognition, page 33

7. We note your response to comment 11 in our letter dated July 7, 2006. In future filings please revise your accounting policy to disclose that you do not escheat

unclaimed layaway deposits and gift cards, that you have not recognized any breakage revenue to date and the amounts of unrecognized amounts as of your balance sheet dates, as applicable. If the unrecognized amounts are immaterial please disclose they are immaterial within the context of Staff Accounting Bulletin No. 99.

7. Commitments and Contingencies, page 39

8. We note your response to comment 12 in our letter dated July 7, 2006. Paragraph 10 of SFAS No. 5 states a loss contingency disclosure should include an estimate of the possible loss, range of loss or state that an estimate can not be made. Also please disclose if it at least reasonably possible that the estimate of loss will change in the near term. See paragraph 16 of SOP 94-6. In your response please provide an example of your revised disclosure.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian V. McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: John Mitchell, Esq.
      Fax: 202-293-5939

      Gary Smith, CFO
      Fax: 205-912-7293